UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-43098

AgomAb Therapeutics NV

Posthoflei 1/6

2600 Antwerpen

Belgium

Tel: +32 3 318 91 70

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 14, 2026, AgomAb Therapeutics NV (the “Company”) issued a press release titled, “Agomab Announces Positive Phase 1 Results for AGMB-447 in Patients with Idiopathic Pulmonary Fibrosis and Design of Phase 2 INSPIRIA Study.” A copy of this press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in this Form 6-K, including Exhibit 99.1, except for the quotes by Philippe Wiesel, Chief Medical Officer, and Toby Maher, M.D., PhD, Professor of Clinical Medicine at Keck School of Medicine of USC, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-294220).

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of AgomAb Therapeutics NV dated September 14, 2026, titled “Agomab Announces Positive Phase 1 Results for AGMB-447 in Patients with Idiopathic Pulmonary Fibrosis and Design of Phase 2 INSPIRIA Study.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AgomAb Therapeutics NV

Date: September 14, 2026	By:	/s/ Tim Knotnerus
Tim Knotnerus
Chief Executive Officer